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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Corporate Property Associates 16 Global Incorporated
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
22003A108
(CUSIP Number)
Trevor P. Bond
c/o W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
With a copy to:
Christopher P. Giordano, Esq.
Daniel I. Goldberg, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22003A108

1	NAMES OF REPORTING PERSONS. W. P. Carey & Co. LLC (I.R.S. Identification Number 13-3912578)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		34,509,874

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

34,509,874

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,509,874

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	22003A108

1	NAMES OF REPORTING PERSONS. Carey REIT II, Inc. (I.R.S. Identification Number 14-2005523)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		25,324,187

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,324,187

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,324,187

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	22003A108

1	NAMES OF REPORTING PERSONS. Carey Asset Management Corp. (I.R.S. Identification Number 13-4121956)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,832,622

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,832,622

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,832,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	22003A108

1	NAMES OF REPORTING PERSONS. W. P. Carey International LLC (I.R.S. Identification Number 13-4014707)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		353,065

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		353,065

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

353,065

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Corporate Property Associates 16 Global Incorporated (the “Company”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 50 Rockefeller Plaza, New York, New York 10020.
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of:
(1) W. P. Carey & Co. LLC, a Delaware limited liability company (“WPC”)
(2) Carey REIT II, Inc., a Maryland corporation (“Carey REIT”)
(3) Carey Asset Management Corp., a Delaware corporation (“CAM”)
(4) W. P. Carey International LLC, a Delaware limited liability company (“WPC International” and together with WPC, Carey REIT and CAM, the “Reporting Persons”)
This Schedule 13D relates to shares held by Carey REIT, CAM and WPC International.
The address and principal place of business of each of the Reporting Persons is 50 Rockefeller Plaza, New York, New York 10020. The agreement made among the Reporting Persons relating to the joint filing of the Schedule 13D is attached hereto as Exhibit 99.1.
Certain information regarding the Reporting Persons’ directors and executive officers, including the citizenship of such individuals, is set forth in Schedule A attached hereto, which is incorporated by reference herein.
On March 18, 2008, WPC and its wholly-owned broker-dealer subsidiary, Carey Financial LLC (“Carey Financial”), entered into a definitive agreement with the U. S. Securities and Exchange Commission (“SEC”) to settle an investigation by the SEC into matters relating to payments by Corporate Property Associates 14 Incorporated (“CPA®: 14”) and Corporate Property Associates 15 Incorporated, affiliates of the Company who are advised by WPC and its affiliates (the “Affected CPA® REITs”), during the period from 2000 through 2003 to various broker-dealers that distributed their shares. Under the settlement, WPC was required to cause payments to be made to the Affected CPA® REITs of approximately $20 million, in the aggregate, and paid a civil monetary penalty of $10 million. Also, in connection with implementing the settlement, a federal court injunction was entered against WPC and Carey Financial enjoining the entities from violating a number of provisions of the federal securities laws. Any further violation of these laws by either WPC or Carey Financial could result in civil remedies, including sanctions, fines and penalties, which may be more severe than if the violation had occurred without the injunction being in place. Additionally, if WPC or Carey Financial breaches the terms of the injunction, the SEC may petition the court to vacate the settlement and restore the SEC’s original action to the active docket for all purposes. WPC and Carey Financial neither admitted nor denied the allegations in the complaint.

Except for as provided above, during the last five years, neither the Reporting Persons nor any of the individuals listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On May 2, 2011, in connection with the merger (the “Merger”) of the Company and CPA®: 14, 13,750,000 shares of Common Stock were purchased by Carey REIT for $8.80 per share, or $121 million. The shares were purchased using cash on hand and existing credit facilities. Additionally, as part of the Merger, an aggregate of 11,081,613 shares of CPA®: 14 were exchanged by Carey REIT, CAM and WPC International for an aggregate of 13,222,580 shares of Common Stock.
The remaining 7,537,291 shares of Common Stock were acquired from time to time as advisory related fees paid by the Company pursuant to the terms of various advisory agreements entered into from time to time between the Company and CAM, originally entered into in June 2003, and most recently amended and restated on May 2, 2011 (collectively, the “CAM Advisory Agreement”).
Item 4. Purpose of Transaction
The Reporting Persons hold their stake for investment purposes. Pursuant to the terms of the CAM Advisory Agreement, the Reporting Persons assist the Company with evaluating investment opportunities, managing its portfolio, structuring and negotiating investments and related mortgage financing, and various other tasks associated with the day-to-day management of the Company.
In consideration for such services, the Reporting Persons receive advisory related fees. Under the terms of the CAM Advisory Agreement, the Reporting Persons have the option to receive such fees in either cash or shares of Common Stock. Pursuant to the terms of the Company’s bylaws, the Reporting Persons are prohibited from voting in connection with (i) the removal of CAM as advisor to the Company, (ii) the removal of a director of the Company or (iii) any transaction between the Company and the Reporting Persons or any affiliate of the Reporting Persons.
Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) Carey REIT owns 25,324,186 shares of Common Stock, which represents 12.7% of all outstanding shares of Common Stock. CAM owns 8,832,621 shares of Common Stock, which represents 4.4% of all outstanding shares of Common Stock. WPC International owns 353,064 shares of Common Stock, which represents 0.2% of all outstanding shares of Common Stock. Each of Carey REIT, CAM and WPC International are direct or indirect subsidiaries of WPC, and thus WPC may be deemed to own such shares as well.
(b) Carey REIT has the sole power to vote 25,324,186 shares of Common Stock, and the sole power to dispose of 25,324,186 shares of Common Stock. CAM has the sole power to vote 8,832,621 shares of Common Stock, and the sole power to dispose of 8,832,621 shares of Common Stock. WPC International has the sole power to vote 353,064 shares of Common Stock, and the sole power to dispose of 353,064 shares of Common Stock. Each of Carey REIT, CAM and WPC International are direct or indirect subsidiaries of WPC, and thus WPC makes all voting and investment decisions on behalf of the subsidiaries. The voting restrictions outlined in Item 4 are incorporated herein by reference.
(c) The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:
     On April 29, 2011, CAM acquired 210,670 shares of Common Stock as fees under the CAM Advisory Agreement. The shares were valued at $8.80 per share based upon the Company’s most recently published net asset value per share.
     On May 2, 2011, in connection with the Merger, Carey REIT purchased 13,750,000 shares of Common Stock. The shares were valued at $8.80 per share based upon the Company’s most recently published net asset value per share.
     As part of the Merger, on May 2, 2011, (i) CAM exchanged approximately 4,812,430 shares of CPA®: 14 for approximately 5,742,191 shares of Common Stock, (ii) WPC International exchanged approximately 80,712 shares of CPA®: 14 for approximately 96,306 shares of Common Stock and (iii) Carey REIT exchanged approximately 6,188,469 shares of CPA®: 14 for approximately 7,384,082 shares of Common Stock. After giving effect to the $1.00 per share special cash distribution paid, in connection with the Merger to all CPA®: 14 shareholders, each share of CPA®: 14 common stock was exchanged for 1.1932 shares of Common Stock. This exchange ratio valued (i) each share of CPA®: 14 common at $10.50, and (ii) each share of Common Stock at $8.80 per share, as determined based upon the respective most recently published net asset value per share for each of CPA®: 14 and the Company.
     None of the Reporting Persons have sold any shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Upon the termination of the advisory agreement with CPA®: 14 as part of the Merger, CAM received fees totaling approximately $52.5 million from CPA®: 14, $31.2 million of which were paid in restricted shares of CPA®: 14 common stock, or 2,717,138 restricted shares. Upon the consummation of the Merger, the 2,717,138 restricted shares of CPA®: 14 common stock were converted into 3,242,089 restricted shares of Common Stock, which will vest ratably over five years unless the CAM Advisory Agreement is terminated for any reason other than cause, or the Company undergoes a change of control, in which case vesting would be accelerated and all restrictions would lapse.
Pursuant to the terms of the CAM Advisory Agreement, CAM may elect to receive all or a portion of the fees that it is owed under the agreement in either cash or restricted stock of the Company.
The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1 — Joint Filing Agreement dated as of June 10, 2011, by and among W. P. Carey & Co. LLC, Carey REIT II, Inc., Carey Asset Management Corp. and W. P. Carey International LLC.
Exhibit 99.2 — Amended and Advisory Agreement dated as of May 2, 2011, between the Corporate Property Associates 16 Global Incorporated, CPA 16 LLC and Carey Asset Management Corp. (Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K dated as of May 2, 2011, filed May 6, 2011).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 10, 2011

W. P. CAREY & CO. LLC
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Secretary

CAREY REIT II, INC.
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Secretary

CAREY ASSET MANAGEMENT CORP.
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Secretary

W. P. CAREY INTERNATIONAL LLC
By:	/s/ Jan F. Kärst
	Name:	Jan F. Kärst
	Title:	Chief Operating Officer

SCHEDULE A
OFFICERS AND DIRECTORS OF W. P CAREY & CO. LLC

Name	Principal Occupation	Citizenship
Wm. Polk Carey	Chairman of the Board	United States
Trevor P. Bond	Chief Executive Officer and President	United States
Mark J. DeCesaris	Chief Financial Officer	United States
Francis J. Carey	Director	United States
Nathaniel S. Coolidge	Director	United States
Eberhard Faber IV	Director	United States
Benjamin H. Griswold IV	Director	United States
Dr. Lawrence R. Klein	Director	United States
Dr. Karsten von Köller	Director	Germany
Robert E. Mittelstaedt	Director	United States
Charles E. Parente	Director	United States
Reginald Winssinger	Director	United States and Belgium
John D. Miller	Chief Investment Officer	United States
Thomas E. Zacharias	Chief Operating Officer	United States
     Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.
OFFICERS AND DIRECTORS OF CAREY REIT II, INC.

Name	Principal Occupation	Citizenship
Trevor P. Bond	Chief Executive Officer and President	United States
Thomas E. Zacharias	Chief Operating Officer and Director	United States
Mark J. DeCesaris	Chief Financial Officer and Director	United States
     Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.
OFFICERS AND DIRECTORS OF CAREY ASSET MANAGEMENT CORP.

Name	Principal Occupation	Citizenship
Wm. Polk Carey	Chairman of the Board	United States
Trevor P. Bond	Chief Executive Officer and Director	United States
Nathaniel S. Coolidge	Director	United States
Axel K.A. Hansing	Director	Germany
Frank J. Hoenemeyer	Director	United States
Jean Hoysradt	Director	United States
Dr. Lawrence R. Klein	Director	United States
Dr. Richard C. Marston	Director	United States
Nick J.M. van Ommen	Director	Netherlands
Karsten von Köller	Director	Germany
Thomas E. Zacharias	Chief Operating Officer	United States
     Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.

OFFICERS AND DIRECTORS OF W. P. CAREY INTERNATIONAL LLC

Name	Principal Occupation	Citizenship
Wm. Polk Carey	Chairman of the Board and Chief Executive Officer	United States
Trevor P. Bond	Director	United States
Axel K.A. Hansing	Director	Germany
Jan F. Kärst	Chief Operating Officer and Director	Germany
Dr. Lawrence R. Klein	Director	United States
Dr. Richard C. Marston	Director	United States
Nick J.M. van Ommen	Director	Netherlands
Karsten von Köller	Director	Germany
Reginald Winssinger	Director	United States and Belgium
     Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.